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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                               FINAL AMENDMENT TO
                                SCHEDULE 13E-3/A
                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

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                              COMAIR HOLDINGS, INC.
                                (Name of Issuer)

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                              COMAIR HOLDINGS, INC.
                              DELTA AIR LINES, INC.
                         DELTA AIR LINES HOLDINGS, INC.
                      (Name of Person(s) Filing Statement)

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                           Common Stock, No Par Value
                         (Title of Class of Securities)

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                                   199789 10 8
                      (CUSIP Number of Class of Securities)

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        Robert S. Harkey, Esq.                           Randy D. Rademacher
Senior Vice President - General Counsel               Senior Vice President and
        Delta Air Lines, Inc.                         Chief Financial Officer
Hartsfield Atlanta International Airport                Comair Holdings, Inc.
       Atlanta, Georgia 30320                             P.O. Box 75021
           (404) 715-2387                                 (606) 767-2550
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

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
                                  With Copies to:

   Joseph Rinaldi, Esq.         Peter D. Lyons, Esq.             Richard D. Siegel, Esq.
   Davis Polk & Wardwell         Shearman & Sterling        Keating, Muething & Klekamp P.L.L.
   450 Lexington Avenue         599 Lexington Avenue              1800 Provident Tower
 New York, New York 10017     New York, New York 10022           One East Fourth Street
      (212) 450-4000               (212) 848-4000                Cincinnati, Ohio 45202
                                                                     (513) 579-6400

This statement is filed in connection with (check the appropriate box):

a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. |_|  The filing of a registration statement under the Securities Act of 1933.
c. |_|  A tender offer.
d. |_|  None of the above.

   Check the following box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies:   |_|

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                                  INTRODUCTION

     This Final Amendment amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3, dated November 17, 1999, as amended on December 9, 1999 (as so amended, the "Schedule 13E-3"), filed by Comair Holdings, Inc., a Kentucky corporation ("Comair"), Delta Air Lines, Inc., a Delaware corporation ("Delta"), Kentucky Sub, Inc., a Kentucky corporation ("Kentucky Sub") and an indirect, wholly owned subsidiary of Delta, and Delta Air Lines Holdings, Inc., a Delaware corporation ("Delta Holdings") and a direct wholly owned subsidiary of Delta, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the Preliminary Information Statement on Schedule 14C filed by Comair with the Securities and Exchange Commission (the "SEC") on November 16, 1999 (the "Preliminary Information Statement"), and the Definitive Information Statement on Schedule 14C filed by Comair with the SEC on December 9, 1999.

 Item 16.   Additional Information

      Item 16 is hereby amended and supplemented as follows:

     At a special meeting of the shareholders of Comair held on January 11, 2000, the shareholders of Comair approved the merger of Kentucky Sub with and into Comair. The merger was effected pursuant to an Agreement and Plan of Merger dated as of October 17, 1999, as amended, by and among Comair, Delta and Kentucky Sub, and constituted the second and final step of the acquisition by Delta of Comair. The first step of the acquisition was a tender offer by Kentucky Sub, which commenced on October 22, 1999, for all outstanding shares of Comair at a purchase price of $23.50 per share, net to the seller in cash. Pursuant to the tender offer, which expired on November 19, 1999, Delta increased its beneficial ownership of Comair from approximately 20% to approximately 90%.

     The merger became effective on January 11, 2000, upon its approval by Comair shareholders and the filing of a Certificate of Merger with the Secretary of State of the Commonwealth of Kentucky. As a result of the completion of the merger, Comair is now a wholly owned subsidiary of Delta and shares held by all persons who are not affiliated with Comair or Delta and who have not timely exercised dissenters' rights have been converted into the right to receive the merger consideration of $23.50 per share, without interest, net to the seller in cash. As of the close of business on January 11, 2000, Delta Holdings and up to three dissenting shareholders were the only holders of record of Comair.

Item 17.    Material to Be Filed as Exhibits

     Item 17 is hereby amended and supplemented as follows:

(d)(11) Certificate of Merger filed with the Secretary of State of the Commonwealth of Kentucky on January 11, 2000.

(d)(12)  Press Release issued by Delta, dated January 11, 2000.


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     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 11, 2000

                              COMAIR HOLDINGS, INC.

                              By: /s/ Dean C. Arvidson
                                 ----------------------------------------------
                                 Name:   Dean C. Arvidson
                                 Title:  Assistant Secretary

                              DELTA AIR LINES, INC.

                              By: /s/ M. Michele Burns
                                 ----------------------------------------------
                                 Name:   M. Michele Burns
                                 Title:  Vice President and Treasurer

                              DELTA AIR LINES HOLDINGS, INC.

                              By: /s/ Leslie P. Klemperer
                                 ----------------------------------------------
                                 Name:   Leslie P. Klemperer
                                 Title:  Vice President and Secretary


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                                  EXHIBIT INDEX

(d)(11) Certificate of Merger filed with the Secretary of State of the Commonwealth of Kentucky on January 11, 2000.

(d)(12)      Press Release issued by Delta, dated January 11, 2000.